DITTYBASE TECHNOLOGIES INC.

INTERIM REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars)

DITTYBASE TECHNOLOGIES INC.

INTERIM CONSOLIDATED BALANCE SHEETS

June 30, 2008 and December 31, 2007

(Unaudited – Prepared by management)

(Stated in Canadian Dollars)

ASSETS	June 30, 2008	December 31, 2007

Current
Cash	$ 19,870	$ 136,655
Accounts receivable	44,801	30,993
GST receivable – Note 4	20,694	19,201
Marketable securities (Market value: $75; 2006: $75)	75	75
Prepaid expenses	639	629

	86,080	187,553

Security Deposits	2,700	2,700
Equipment – Note 5	34,414	19,681
Website costs – Notes 6 and 10	20,191	19,217

	$ 143,384	$ 229,151

LIABILITIES

Current
Accounts payable and accrued liabilities – Notes 8 and 10	$ 813,871	$ 786,348
Due to related parties – Note 10	597,180	553,337
Loans payable – Note 7	125,087	118,715
Deferred revenue	6,552	12,350

	1,542,690	1,470,750

SHAREHOLDERS’ DEFICIENCY

Preferred shares, no par value
Unlimited preferred shares authorized, none outstanding
Common shares, no par value Notes 9 and 14
Unlimited share authorized
27,070,865 shares issued (2007: 25,033,365)	4,348,854	4,067,508
Share subscriptions – Note 9	49,187	271,846
Contributed Surplus – Note 9	204,837	204,837
Deficit	(6,002,185)	(5,785,790)

	(1,399,306)	(1,241,599)

	$ 143,384	$ 229,151

Nature of Operations and Ability to Continue as a Going Concern – Note 1

Commitments – Notes 8, 9 and 13

Subsequent Events – Notes 9 and 14

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

for the three and six months ended June 30, 2008 and  2007

(Unaudited – Prepared by management)

(Stated in Canadian Dollars)

	for three months ended		for six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Revenue
Music license sales	$ 38,961	$ 27,812	$ 69,725	$ 63,554

Cost of sales
License fees	24,901	20,030	44,154	43,132

Expenses	14,060	7,782	25,571	20,422
Accounting and legal fees	6,124	6,250	18,801	12,500
Advertising and promotion	4,391	907	9,554	1,601
Amortization – equipment	2,406	1,473	4,725	2,946
– website	6,562	8,544	12,434	16,396
Bad debt	-	-	-	-
Credit card charges and fees	335	247	799	1,131
Filing Fees	1,220	355	1,220	278
Foreign exchange loss	-	-	-	-
Interest and bank charges	3,847	2,922	8,091	6,999
Management fees – Note 10	21,742	4,204	33,008	20,365
Consulting and Services	2,374	119	6,465	1,631
Office and miscellaneous	969	1,693	5,625	2,874
Rent – Note 10	6,515	6,412	10,959	12,797
Stock-based compensation – Note 9	-	-	-	-
Telephone and internet	5,262	3,090	10,618	6,061
Transfer Agent Fees	1,437	287	2,021	455
Travel	-	-	273	-
Wages and benefits	5,685	7,027	11,900	13,576
Wages and benefits to related parties – Note 10	53,840	48,737	105,473	96,262

	(122,709)	(92,267)	(241,966)	(195,872)

Loss before other item	(108,649)	(84,485)	(216,395)	(175,450)

Other item:
Gain on Settlement for accounts payable	-	-	-	-

Net loss and comprehensive loss for the period	$ (108,649)	$ (84,485)	$ (216,395)	$ (175,450)

Basic and diluted loss per share	$ (0.004)	$ (0.004)	$ (0.009)	$ (0.007)

Weighted average number of shares outstanding	25,271,641	23,985,322	25,271,641	23,985,322

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and six months ended June 30, 2008 and 2007

 (Unaudited – Prepared by management)

(Stated in Canadian Dollars)

	for the three months ended		for the six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Operating Activities
Net loss for the period	(108,649)	(84,485)	(216,395)	(175,450)
Adjustments to reconcile net loss used in operations:
Amortization – equipment	2,406	1,473	4,725	2,946
– website	6,562	8,544	12,434	16,396
Stock-based compensation	-	-	-	-
Changes in non-cash working capital balances related to operations:
Accounts receivable	(3,987)	3,347	(13,808)	7,461
GST receivable	512	(382)	(1,493)	(1,118)
Prepaid expenses and security deposit	(16)	31	(10)	35
Accounts payables and accrued liabilities	(3,903)	(7,200)	27,523	(25,709)
Deferred revenue	(5,368)	(7,450)	(5,798)	(14,441)
Increase in due to related parties	34,567	14,161	46,843	41,680

	(77,876)	(71,961)	(145,979)	(148,200)
Investing Activities
Acquisition of equipment	(572)	-	(19,457)	(5,192)
Increase in website costs	(5,523)	(5,535)	(13,408)	(15,537)

	(6,095)	(5,535)	(32,865)	(20,729)

Financing Activities
Increase in loans payable	3,186	2,655	6,372	5,311
Decrease in due to related parties	(1,500)	(1,500)	(3,000)	(3,000)
Proceeds from issuance of common shares	281,346	(6,676)	281,346	-
Increase(decrease) in share subscriptions	(239,659)	47,753	(222,659)	162,210

	43,373	42,232	62,059	164,521

Increase (decrease) in cash during the period	(40,600)	(35,266)	(116,785)	(4,410)

Cash, beginning of the period	60,470	69,086	136,655	38,230

Cash, end of the period	$ 19,870	$ 33,820	$ 19,870	$ 33,820

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY

for the period December 31, 2007 to June 30,2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars)

					Deficit
					Accumulated
					During the
	Common Stock Issued		Share	Contributed	Development
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, December 31, 2007	25,033,365	$ 4,067,508	$ 271,846	$ 204,837	$ (5,785,790)	$ (1,241,599)

Issue of shares for cash:
- pursuant to private placements – at $0.15	2,037,500	305,625	(290,625)	-	-	15,000
Issue costs	-	(24,279)	26,279	-	-	2,000
-pursuant to exercise of warrants -	-	-	-	-	-	-

Share subscriptions
- pursuant to private placement			44,825			44,825
- less : issue costs			(3,138)			(3,138)
Net loss for six months ended June 30, 2008	-	-	-	-	(216,395)	(216,395)

Balance June 30, 2008	24,196,976	$ 4,348,854	$ 49,187	$ 204,837	$ (6,002,185)	$ (1,399,306)

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company has developed an Internet website to license music online and multimedia management systems for multimedia and broadcast corporations.

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At June 30, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $6,002,185 since its inception and has a working capital deficiency of $1,456,611 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

The Company was incorporated under the laws of the Province of Alberta and was registered as an extra-provincial company under the laws of the Province of British Columbia.

Note 2

Significant Accounting Policies

The interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  These financial statements conform in all material respects with GAAP in the United States of America except as disclosed in Note 15 to the financial statements.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 2

Note 2

Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation

These interim consolidated financial statements include the accounts of Dittybase Technologies Inc. and its wholly owned subsidiaries Dittybase Inc. (“Dittybase”), and The Decibel Collective Inc., companies incorporated in the Province of Alberta; and Dittybase America Inc., a company incorporated in the State of Delaware.  All significant inter-company transactions and balances have been eliminated.

b)

Equipment and Amortization

Equipment is recorded at cost.  The Company provides for amortization using the following methods at the following annual rates:

Computer equipment	30% declining balance
Computer software	100% straight-line
Furniture and equipment	20% declining balance
Leasehold improvements	5 years straight-line

Additions during the years are amortized at one-half the annual rate.

c)

Website Costs

Included in website costs is the cost of internal-use software, including software used to develop and operate the Company’s website.  The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage.  Costs incurred during the application development stage are capitalized.

Website costs are amortized at an annual rate of 100% straight-line; additions during the year are amortized at one-half the annual rate.

d)

Foreign Currency Translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates.  Non-monetary items are translated at historical exchange rates.  Income and expense items are translated at the exchange rates in effect on the date of the transaction.  Resulting exchange gains or losses are included in the statement of operations when incurred.

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 3

Note 2

Significant Accounting Policies – (cont’d)

e)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if its more likely than not that they can be realized.  Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

f)

Revenue Recognition

Revenue from music licence sales to external customers is recognized upon transfer of title, which is completed when the customers download or receive digital copies of selected music tracks, and collectability is reasonably assured.  Amounts billed for downloads not yet completed is recorded as deferred revenue and will be recognized as revenue in the year the download is complete.

Revenue from royalties with partners who provide the music libraries is recognized upon determination by an independent right reporting organization of royalties earned based on air time of licensed music, and collectability is reasonably assured.  No revenue from royalties has been earned

g)

Basic and Diluted Loss Per Common Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2007, 2006 and 2005, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 2,630,389 (2006 – 2,834,265; 2005 – 3,450,000) were not included in the computation of loss per share because their effect was anti-dilutive.

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 4

Note 2

Significant Accounting Policies – (cont’d)

h)

Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

i)

Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized based on the discounted value of future cash flows.  Management believes there has been no impairment of the Company’s long-lived assets as at December 31, 2007.

Note 3

Change in Accounting Policies and New Accounting Pronouncements

Financial Instruments

Effective on January 1, 2007, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 5

Note 3

Change in Accounting Policies and New Accounting Pronouncements – (cont’d)

Financial Instruments – (cont’d)

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured on each balance sheet date at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets and financial liabilities are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its financial instruments as follows:

-

cash as held-for-trading which is measured at fair value;

-

accounts and GST receivables as loans and receivables;

-

marketable securities as available-for-sale;

-

accounts payable and accrued liabilities, due to related parties, loans payable and deferred revenue as other financial liabilities.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 6

Note 3

Change in Accounting Policies and New Accounting Pronouncements – (cont’d)

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 7

Note 3

Change in Accounting Policies and New Accounting Pronouncements – (cont’d)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles (“GAAP”) and IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of the adoption of this new Section on its financial statements.

Note 4

GST Receivable

GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the Government of Canada.

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 8

Note 5

Equipment – Notes 8 and 14

	June 30, 2008
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 93,650	$ 66,208	$ 27,442
Computer software	16,224	12,898	3,326
Furniture and equipment	18,339	15,514	2,825
Leasehold improvements	2,768	1,947	821

	$ 130,981	$ 96,567	$ 34,414

	June 30, 2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 75,657	$ 60,018	$ 15,639
Computer software	12,056	11,846	210
Furniture and equipment	18,339	14,808	3,531
Leasehold improvements	2,769	1,245	1,524

	$ 108,821	$ 87,917	$ 20,904

Note 6

Website Costs – Note 10

Accumulated
	Cost	Amortization	Net

June 30, 2008	$ 1,400,555	$ 1,380,364	$ 20,191

June 30, 2007	$ 1,373,584	$ 1,348,035	$ 25,549

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 9

Note 7

Loans Payable

	June 30, 2008	June 30, 2007

Unsecured, non-interest bearing loans from unrelated companies, with no specific terms for repayment	$ 54,986	$ 54,986

Unsecured loan from unrelated party, bearing interest at 20% per annum, with no specific terms for repayment	70,101	58,418

	$ 125,087	$ 113,404

Note 8

Accounts Payable

The Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001.  In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent.  In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgement against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent.  The amount of the judgement has been accrued by the Company, and is included in accounts payable.

A notice of collection totalling $99,999 has been submitted to the Company for rental of computer equipment. Management is of the opinion that the notice is overstated by $11,436 as the computer equipment was disposed of and applied against the liability. The amount of $88,563 has been accrued by the Company, and is included in accounts payable.

Note 9

Share Capital – Note 14

Common Shares Issued

During the six months ended June 30, 2008, the Company issued 2,037,500 units at $0.15 per unit.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one share at $0.25 per share until March 19, 2009 and at $0.40 per share until March 19, 2010.

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 10

Note 9

Share Capital – Note 14 – (cont’d)

Share Subscriptions

During the six months ended June 30, 2008:

-

the Company received $44,825 in respect to 1,937,500 units at $0.05 per unit and paid out $3,138 in issue costs.  Each unit consists of one common share and one share purchase warrant.  Each share purchase warrant entitles the holders thereof to purchase one common share of the Company at a price of $0.10 if exercised in the first year and $0.15 if exercised in the second year from the closing date.  Share subscriptions include $7,500 received during the year ended December 31, 2006.

Share Purchase Warrants

At June 30, 2008 the Company had 735,389 share purchase warrants outstanding entitling the holders to purchase one common share for each warrant held for $0.35 per share until November 27, 2008.

At June 30, 2008 the Company had 2,037,500 share purchase warrants outstanding entitling the holders to purchase one common share for each warrant held for $0.25 per share until March 19, 2009 and at $0.40 per share until March 19, 2010.

Stock-based Compensation Plan

The Company has granted directors and employees common share purchase options.  These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant.  Under the stock option plan, options vest at the discretion of directors.

A summary of the stock option plan is presented below:

	Years ended December 31,
	2007		2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding, beginning and end of the year	1,895,000	$0.25	1,895,000	$0.25

Exercisable, end of the year	1,895,000	$0.25	1,895,000	$0.25

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 11

Note 9

Share Capital – Note 14 – (cont’d)

Stock-based Compensation Plan – (cont’d)

As at June 30, 2008, there are 1,895,000 director and employee share purchase options outstanding entitling the holders thereof to purchase one common share for each option held at $0.25 per share expiring November 1, 2009.

During the year ended December 31, 2007, stock-based compensation expense of $15,337 was recorded as a result of extending the term of stock options granted in 2005.  Stock-based compensation expense of $Nil was recorded in 2006 and $189,500 was recorded in 2005.  The weighted average fair value of share purchase options of $0.01 (2005: $0.10) per option has been determined using the Black-Scholes option valuation model with the following assumptions:

	2007	2006	2005

Expected dividend yield	0.0%	-	0.0%
Expected volatility	68%	-	73%
Risk-free interest rate	3.28%	-	2.23%
Expected term in years	2 years	-	2 years

Note 10

Related Party Transactions

The Company incurred the following costs, expenses and expense recoveries with a Company with a common director and directors and officers of the Company:

	June 30, 2007	June 30, 2006

Management fees	$ 33,008	$ 20,365
Website costs – salaries	13,408	10,208
Wages and benefits to related parties	105,473	96,426
Recovery of rent	(3,000)	(3,000)

	$ 148,889	$ 123,999

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.  These amounts consist of $78,584 (2007: $84,584) of loans and $178,448 (2007: $122,521) of unpaid management fees due to a director and a company with a common director, $6,034 (2007: $13,668) of unpaid share issue costs and $334,115 (2006: $306,165) of unpaid wages due to officers of the Company.

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 12

Note 11

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. The following transactions have been excluded from the statements of cash flows:

During the year ended December 31, 2007, the Company:

-

issued 241,00 common shares at $0.25 per share pursuant to share subscriptions of $60,250 received during the year ended December 31, 2006, less issue costs of $2,450.

Note 12

Corporation Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006

Statutory tax rates	34.12%	34.12%

Loss before income taxes	$ (391,485)	$ (485,406)

Expected income tax recovery	$ (133,000)	$ (166,000)
Decrease in income tax recovery resulting from:
Permanent differences	(4,000)	(4,000)
Effect of reduction in statutory rates	395,000	-
Change in valuation allowance for future Income tax assets	(258,000)	170,000

Income tax expense	$ -	$ -

Significant components of the Company’s future tax assets, after applying enacted corporate income tax rates, are as follows:

	2008	2007

Future income tax assets
Non-capital and net operating losses carried forward	$ 808,000	$ 1,092,000
Equipment and website	399,000	509,000
Share issuance costs	11,000	17,000
Valuation allowance for future income tax assets	(1,218,000)	(1,618,000)

Net future income tax asset	$ -	$ -

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 13

Note 12

Corporation Income Taxes – (cont’d)

The Company has recorded a valuation allowance against its net future income tax asset based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward period to utilize the net future tax asset.

At December 31, 2007, the Company has accumulated non-capital losses in Canada of approximately $2,794,000 and net operating losses in the US of approximately $238,000 that may be applied against future income for tax purposes. These losses expire as follows:

	Canada	USA	Total

2008	$ 420,000	$ -	$ 420,000
2009	543,000	-	543,000
2010	300,000	-	300,000
2014	249,000	-	249,000
2015	552,000	-	552,000
2021	-	40,000	40,000
2022	-	11,000	11,000
2023	-	4,000	4,000
2024	-	2,000	2,000
2025	-	62,000	62,000
2026	401,000	73,000	474,000
2027	329,000	46,000	375,000

	$ 2,794,000	$ 238,000	$ 3,032,000

Note 13

Commitments – Notes 8, 9 and 15

The Company has lease commitments for its premises and office equipment, which require annual minimum payments totalling $30,137 payable as follows:

2008	$ 18,083
2009	12,054

$ 30,137

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 14

Note 14

Subsequent Events – Note 9

Subsequent to June 30, 2008, the Company:

a)

received $16,500 in respect to 330,000 units at $0.05 per unit less issue costs of $1,155.  Each unit consists of one common share and one share purchase warrant.  Each warrant will be exercisable into one common share for a period of 24 months from the Closing Date at an exercise price of $0.10 per share in the first year and $0.15 in the second year.

Note 15

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Issuance of Shares for Non-cash Consideration

US GAAP requires issuances of shares for debt to be valued based on the value of shares issued for cash to arms length parties when there is no market for the trading of shares.  Under Canadian GAAP, issuances of shares for non-cash consideration are valued based on the consideration received, when that is more readily determinable.  Under US GAAP, as a result of its re-measurement, the value of shares for debt to arms length parties of $Nil (2006: $365,400; 2005: $22,500) and the value of shares for services to non-arm’s-length parties of $Nil (2006: $Nil; 2005: $330,000) has been recorded as outlined below.

b)

Income Taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  There were no significant differences between enacted and substantively enacted tax rates.

c)

Recent Accounting Pronouncements

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”).  SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 15

Note 15

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

c)

Recent Accounting Pronouncements – (cont’d)

otherwise would require bifurcation under SFAS No. 133 “Accounting for Derivative Instruments and Hedging  Activities” to be carried at fair value in its entirety, with changes in fair value recognized in earnings.  In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative.  There is no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of SFAS 155.

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings.  The Company did not have any unrecognized tax benefits at December 31, 2007.  In addition, no adjustments were recognized for uncertain tax benefits during the year.  Accordingly, there is no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of FIN 48.

FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the statement of operations.  FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification.  If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

The Company files income tax returns in Canada and the United States. Years ranging from 2001 through 2007, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 16

Note 15

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

c)

Recent Accounting Pronouncements – (cont’d)

November 15, 2007.  The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

In March 2008, FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard.

In December, 2007 FASB issued FASB Statement No. 141 (revised 2007), Business Combinations (“FASB 141R”).  FASB 141R changes the accounting for the acquisition of a business in fiscal years beginning after December 15, 2008.  When effective, FASB 141R will replace existing FASB 141 in its entirety.  FASB 141R will apply to a broad range of transactions, provides for new measurement and recognition requirements and provides new disclosure requirements for certain elements of an acquisition.  FASB 141R will apply prospectively to business combinations with an acquisition date on or after the first annual reporting period beginning after December 15, 2008.  Both early adoption and retroactive application are prohibited.  The Company is currently evaluating the impact of the provisions of FASB 141R.

In February 2007, FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FASB 159 is effective for fiscal years beginning after November 15, 2007. FASB 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FASB 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company is currently evaluating the impact of the provisions of FASB 159.

In December 2007, FASB issued FASB statement No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No.51”.  This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary.  The guidance is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the provisions of FASB 160.

Dittybase Technologies Inc.

Notes to the INTERIM Consolidated Financial Statements

June 30, 2008

(Unaudited – Prepared by management)

(Stated in Canadian Dollars) – Page 17

Note 15

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

c)

Recent Accounting Pronouncements – (cont’d)

During the six months ended June 30, 2008, management of the Company determined that there is no cumulative translation adjustment under U.S. GAAP.  Accordingly, the impact of the above on the financial statements for the six months ended June 30 is as follows:

	2008	2007

Net loss for the period per Canadian GAAP	$ (216,395)	$ (175,450)
Loss on discount of shares for debt	-	-
Loss on discount of shares for services	-	-

Net loss for the period under US GAAP and comprehensive loss for the period per US GAAP	$ (216,395)	$ (175,450)

Basic income (loss) per share:
Canadian GAAP	$ (0.01)	$ (0.01)

US GAAP	$ (0.01)	$ (0.01)

Had the Company followed US GAAP, the consolidated statement of shareholder’s deficiency under US GAAP would have been reported as follows:

2008

Share capital
Common shares	$ 5,066,754
Share subscriptions	49,187
Contributed surplus	204,837

5,320,778

Accumulated deficit
Balance, beginning of year	(6,503,690)
Net loss for the period	(216,395)

(6,720,085)

Shareholders’ deficiency for US GAAP	$ (1,399,306)